SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MICROISLET, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

59507Q106

(CUSIP Number)

John J. Hagenbuch

353 Sacramento Street, 21st Floor

San Francisco, CA 94111

(415) 693-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

BACKGROUND

The undersigned hereby file this Amendment No. 1 (the “Amendment”) to the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons (as defined under Item 2 of the Schedule 13D) on February 22, 2005. Only those Items amended below are reported herein.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended and restated in its entirety as follows as of the date of this Amendment:

“As previously disclosed in the Schedule 13D, the Reporting Persons determined to take action for the purpose of changing the composition of the Board of Directors of MicroIslet. They believed that a five member board — as MicroIslet had until recently — was preferable; they also planed to nominate at least one new person to serve on the Board, Mr. Hagenbuch. The Reporting Persons expected to deliver to MicroIslet their nomination and proposal to amend the bylaws to reduce the size of the Board of Directors to five.

Since February 19, 2005, Mr. Hagenbuch has had conversations with MicroIslet regarding these matters. Mr. Hagenbuch also discussed these matters with other stockholders beneficially owning (based on publicly available information) approximately 41% of the outstanding Common Stock. As a result of these discussions, the Reporting Persons are considering the advisability of a larger board (of six or seven). Mr. Hagenbuch is also discussing with the Company appropriate nominees to the board (which would continue to include himself).

MicroIslet has informed the Reporting Persons that it will delay the date of the next annual meeting of the stockholders of MicroIslet to a date more than 30 days after May 25, 2005 (the anniversary date of the 2004 annual meeting of MicroIslet stockholders). In the judgment of the Reporting Persons, this step provides additional time for the Reporting Persons to continue a dialog with MicroIslet about the appropriate composition of the board and related matters by delaying the date by which, under MicroIslet’s advance notice bylaw provisions, the Reporting Persons must deliver to MicroIslet any formal proposal the Reporting Persons might wish to be considered at the next annual meeting of the stockholders. The Reporting Persons would prefer to reach an agreement on a consensus slate of directors for MicroIslet’s annual meeting; however, if that cannot be achieved, the Reporting Persons reserve the right to put forth their own nominees, and make other proposals (such as amendments to the bylaws) for consideration at that meeting, or to seek a special meeting of stockholders to consider such proposals.

The Reporting Persons expect to continue to discuss these matters with other key stockholders. Each such stockholder will make its own decision as to whether or not to support any proposal that might be made by the Reporting Persons.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2005

JACKSON ST. PARTNERS

By:	/s/ John J. Hagenbuch
John J. Hagenbuch, Partner

By:	/s/ John J. Hagenbuch
John J. Hagenbuch, Trustee, U/D/T September 13, 1995

By:	/s/ John J. Hagenbuch
John J. Hagenbuch